

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2016

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

Re: **Monster Worldwide, Inc.**
        Revised Preliminary Consent Solicitation Statement on Schedule 14A filed by
        MediaNews Group, Inc. et al.
        Filed October 18, 2016
        File No. 001-34209

Dear Mr. Klein:

        We have reviewed the filing above and your related response letter and have the
following additional comment.

General

1.   We note your response to prior comment 2 and the disclosure on page 2 of the revised
        consent solicitation statement indicating that as a result of the change in the Board's
        recommendation Randstad may be entitled to terminate the Merger Agreement and cause
        the Company to pay a termination fee of $9 million. However, it appears that a change in
        the Board's recommendation would constitute a breach of the Merger Agreement.
        Specifically, we note that under Sections 6.02(d) and (e) of the Merger Agreement, the
        Board is only permitted to change its recommendation in response to a Superior Proposal
        or an Intervening Event (as such terms are defined in the Merger Agreement), neither of
        which would appear to have occurred or would occur as a result of MNG succeeding in
        its consent solicitation. Please disclose this point.

        Furthermore, since it appears that the change in recommendation proposed by MNG is
        not permitted under Section 6.02(d) or (e) of the Merger Agreement, such change would
        appear to constitute an Intentional and Knowing Breach (as such term is defined in the
        Merger Agreement) of the Merger Agreement. Section 9.04(g) of the Merger Agreement
        appears to indicate that in the event of an Intentional and Knowing Breach, Randstad is
        entitled, in addition to the $9,000,000 termination fee, to pursue a breach of contract
        claim for additional monetary damages which does not appear to be subject to any
        monetary limit. Please disclose this additional point.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions